FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Wright, Michael W.	2. Issuer Name and Ticker or Trading Symbol Entegris, Inc. (ENTG)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) President, Microelectronics Group
(Last) (First) (Middle) 3500 Lyman Boulevard	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year August 2001
(Street) Chaska, MN 55318		5. If Amendment, Date of Original (Month/Day/Year) September 8, 2001	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	8/10/01		S		1,000	D	$12.50		D
Common Stock	8/15/01		S		1,500	D	$12.85	351(1)	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	$4.22	8/13/01		S			7,500	(2)	9/06/09	Common Stock	82,500	$12.85	82,500	D
Stock Option (Right to Buy)	$9.63							(3)	9/18/10	Common Stock	15,000		15,000	D
Stock Option (Right to Buy)	$9.63							(4)	9/18/10	Common Stock	6,500		6,500	D
Stock Option (Right to Buy)	$8.38							(5)	11/26/10	Common Stock	40,000		40,000	D
Stock Option (Right to Buy)	$7.53							(6)	2/20/11	Common Stock	50,000		50,000	D
Stock Option (Right to Buy)	$11.00							(7)	7/11/10	Common Stock	300		300	D

Explanation of Responses:

(1) Includes shares acquired under the Entegris, Inc. Employee Stock Purchase Plan.
(2) 37,500 shares are exercisable; an additional 22,500 shares will become exercisable on each of June 7, 2002 and 2003.
(3) 3,750 shares are exercisable; the remaining shares will become exercisable as follows: 3,750 shares on each of August 19, 2002, 2003, and 2004.
(4) 1,625 shares are exercisable; the remaining shares will become exercisable as follows: 1,625 shares on each of July 10, 2002, 2003, and 2004.
(5) This option will become exercisable with respect to 25% of the shares on each of November 27, 2001, 2002, 2003, and 2004.
(6) This option will become exercisable with respect to 25% of the shares on each of February 21, 2002, 2003, 2004, and 2005.
(7) 150 shares are exercisable; the remaining 150 shares will become exercisable on July 11, 2002.

By: /s/ Lori Cameron Attorney-in-Fact for Michael W. Wright **Signature of Reporting Person	December 3, 2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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          If space is insufficient, See Instruction 6 for procedure.

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